FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$230,340
Marketable securities owned	777,502
Intangible assets, net of accumulated amortization	45,239
Prepaid expenses	7,805
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	$1,060,886

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$386,212
Other liabilities	18,001
Total liabilities	404,213

STOCKHOLDER'S EQUITY

Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	199,166
Total stockholder's equity	656,673
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,060,886

See notes to financial statements.